UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549


                                           FORM N-6F


               NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
                                OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned  hereby notifies the Securities and Exchange
Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:                                                Ametrine Capital, Inc.

Address of Principal Business Office:                4 Berkowitz Street
                                                     Tel Aviv, Israel 61180

Telephone Number:                                    +972 3 7778200

Name and address of agent for service of process:    Corporation Service Company
                                                     2711 Centerville Road,
                                                     Suite 400
                                                     Wilmington, DL 19808

       The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

       Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Tel Aviv and country of Israel on the 19th day of August 2008.



                           Ametrine Capital, Inc.


                           By:      /s/ Lior Ostashinsky
                                    -----------------------------------
                                    Name: Lior Ostashinsky
                                    Title:  Director and Chairman


                           Attest:  /s/ Oren Amitzur
                                    ------------------------------------
                                    Name: Oren Amitzur
                                    Title:  Director